Exhibit 99.1

Alliance-HNI L.L.C. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005 and 2004 and the Consolidated Statements of Operations and Comprehensive Income, Changes in Members’ Capital, and Cash Flows for Each of the Three Years in the Period Ended December 31, 2005 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alliance-HNI, L.L.C.

We have audited the accompanying consolidated balance sheets of Alliance-HNI, L.L.C. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, changes in members’ capital and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California

March 16, 2006

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,812,000	$1,841,000
Accounts receivable, net of allowance for doubtful accounts of $751,000 in 2005 and $543,000 in 2004	3,657,000	3,620,000
Other current assets	6,000	335,000

Total current assets	5,475,000	5,796,000

PROPERTY AND EQUIPMENT—At cost:
Land	40,000	40,000
Equipment	31,491,000	27,390,000
Less accumulated depreciation	(11,604,000)	(9,415,000)

Property and equipment—net	19,927,000	18,015,000

EQUIPMENT DEPOSITS	32,000	—

INVESTMENT IN UNCONSOLIDATED INVESTEES	3,000	21,000

INVESTMENT IN DIRECT FINANCING LEASE, Net of unearned income of $151,000 in 2005 and $70,000 in 2004	1,255,000	881,000

OTHER ASSETS, Net of accumulated amortization of $26,000 in 2005 and $20,000 in 2004	293,000	390,000

TOTAL	$26,985,000	$25,103,000

LIABILITIES AND MEMBERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable	$164,000	$98,000
Accrued equipment payments	163,000	1,700,000
Other liabilities	1,693,000	970,000
Current portion of long-term debt and capital lease obligations	4,873,000	5,111,000

Total current liabilities	6,893,000	7,879,000

INTEREST RATE SWAP	22,000	65,000

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Net of current portion	9,308,000	7,251,000

Total liabilities	16,223,000	15,195,000

COMMITMENTS AND CONTINGENCIES (Note 4)

MEMBERS’ CAPITAL	10,762,000	9,908,000

TOTAL	$26,985,000	$25,103,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003

REVENUES	$24,717,000	$23,210,000	$18,141,000

COSTS AND EXPENSES:
Cost of revenues, excluding depreciation and amortization	13,410,000	12,016,000	8,703,000
Selling, general and administrative expenses	847,000	970,000	277,000
Depreciation expense	3,311,000	2,731,000	2,510,000
Amortization expense	6,000	7,000	13,000
Interest expense—net	669,000	479,000	641,000
Other expense and (income)—net	94,000	1,000	(2,000)

Total costs and expenses	18,337,000	16,204,000	12,142,000

Income before losses from unconsolidated investee	6,380,000	7,006,000	5,999,000
Losses from unconsolidated investee	19,000	4,000	3,000
NET INCOME	$6,361,000	$7,002,000	$5,996,000

COMPREHENSIVE INCOME:
Net income	$6,361,000	$7,002,000	$5,996,000
Comprehensive income—change in fair value of derivative instruments	43,000	125,000	180,000

COMPREHENSIVE INCOME	$6,404,000	$7,127,000	$6,176,000

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

				Accumulated
	Members’	Cumulative	Cumulative	Comprehensive
	Capital	Earnings	Distributions	Loss	Total

MEMBERS’ CAPITAL—December 31, 2002	$130,000	$33,248,000	$(27,373,000)	$(370,000)	$5,635,000

Net income		5,996,000			5,996,000

Comprehensive income				180,000	180,000

Distributions to members			(4,300,000)		(4,300,000)

MEMBERS’ CAPITAL—December 31, 2003	130,000	39,244,000	(31,673,000)	(190,000)	7,511,000

Net income		7,002,000			7,002,000

Comprehensive income				125,000	125,000

Distributions to members			(4,730,000)		(4,730,000)

MEMBERS’ CAPITAL—December 31, 2004	130,000	46,246,000	(36,403,000)	(65,000)	9,908,000

Net income		6,361,000			6,361,000

Comprehensive income				43,000	43,000

Distributions to members			(5,550,000)		(5,550,000)

MEMBERS’ CAPITAL—December 31, 2005	$130,000	$52,607,000	$(41,953,000)	$(22,000)	$10,762,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,361,000	$7,002,000	$5,996,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	208,000	558,000	—
Depreciation and amortization	3,317,000	2,738,000	2,523,000
Equity in earnings of partnerships	(19,000)	(4,000)	(3,000)
Loss (gain) on sale of equipment	94,000	1,000	(2,000)
Changes in operating assets and liabilities:
Accounts receivable	(245,000)	(919,000)	(1,368,000)
Other current assets	329,000	77,000	(136,000)
Other assets	(226,000)	187,000	29,000
Accounts payable	66,000	23,000	(101,000)
Other liabilities	(977,000)	(72,000)	580,000

Net cash provided by operating activities	8,908,000	9,591,000	7,518,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(5,154,000)	(4,103,000)	(200,000)
Proceeds from sale of equipment	—	—	19,000
Payments for certificates of need and construction costs	(20,000)	(104,000)	(85,000)
(Increase) decrease in deposits on equipments	(32,000)	155,000	—

Net cash used in investing activities	(5,206,000)	(4,052,000)	(266,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(5,970,000)	(3,804,000)	(3,440,000)
Proceeds from long-term debt	7,789,000	3,996,000	—
Distributions to members	(5,550,000)	(4,730,000)	(4,300,000)

Net cash used in financing activities	(3,731,000)	(4,538,000)	(7,740,000)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(29,000)	1,001,000	(488,000)

CASH AND CASH EQUIVALENTS—Beginning of year	1,841,000	840,000	1,328,000

CASH AND CASH EQUIVALENTS—End of year	$1,812,000	$1,841,000	$840,000

	2005	2004	2003

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$786,000	$566,000	$641,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations for the acquisition of equipment	$—	$—	$5,949,000

Investment in direct financing lease of previously capitalized leased equipment	$669,000	$—	$1,095,000

Change in fair market value of derivative instrument	$43,000	$125,000	$180,000

Accrued liabilty for acquisition of operating equipment	$163,000	$1,700,000	$—

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

1.                      ORGANIZATION

Alliance-HNI, L.L.C. (the “Company”) was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. (“MCIC”) and Hospital Network, Inc. (“HNI”). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of the Company, which provide for perpetual existence, were amended effective October 1, 1998 to change the name of the Company to its current name. The Company provides magnetic resonance imaging (MRI), positron emission tomography/computed tomography (“PET/CT”) and computed tomography (“CT”) services to hospitals in the State of Michigan under the assumed name of Alliance-HNI Health Care Services.

MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance Imaging, Inc. (“Alliance”) purchased MCIC on November 21, 1997 and, therefore, acquired MCIC’s interest in the joint venture.

Alliance-HNI Leasing Co. (“L.L.C.”) was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company’s allocation of the L.L.C.’s net income for the years ended December 31, 2005, 2004 and 2003 was $138,000, $130,000, and $117,000, respectively, and is included in the Company’s consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003. At December 31, 2005, 2004 and 2003, the minority interest equity was $597,000, $459,000, and $329,000, respectively, and is included in members’ capital. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT and CT diagnostic imaging equipment to hospitals and outpatient clinics in the State of Michigan.

On December 11, 2001, the Company formed Diagnostic Imaging Associates-April, L.L.C. (“DIAA”), a related company, in which it holds a 28.57% interest. The Company’s investment losses from DIAA for the years ended December 31, 2005, 2004 and 2003 was ($19,000), ($4,000), and ($3,000), respectively. The Company accounts for its investment in DIAA under the equity method. DIAA is organized as a limited liability company to provide MRI diagnostic imaging equipment to its members.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and L.L.C. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Revenues and Accounts Receivable—The majority of the Company’s revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. Substantially all of the Company’s trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company’s largest customer accounted for 5%, 6%, and 9% of net revenues in 2005, 2004 and 2003 respectively. Trade accounts receivable from the largest customer aggregated 7% and 8% of total trade accounts receivable at December 31, 2005 and 2004, respectively. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts at December 31, 2005, 2004, and 2003 accounted for 14%, 16%, and 10% of total net revenues. At December 31, 2005 and 2004, other receivables from management contracts totaled $920,000, and $1,100,000, respectively. The largest other receivable from management contracts was from MRI Consultants and DIAA, which aggregated 42% and 56% of total other receivables at December 31, 2005 and 2004, respectively. The Company performs credit evaluations of its customers and generally does not require collateral.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2005 and 2004, cash in excess of federally insured limits amounted to approximately $1,612,000 and $1,641,000, respectively. At December 31, 2005 and 2004, the Company’s accounts receivable were primarily from clients in the health care industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2005 and 2004 the Company had a bad debt allowance of $751,000 and $543,000 for accounts receivable and other receivables from management contracts which have been deemed uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.

Equipment—Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

Other Assets— At December 31, 2005 and 2004, the net unamortized balance of other assets was $293,000 and $390,000, respectively. These costs include costs to obtain Certificates of Need and to secure MRI service agreements with hospitals. As these other assets have indefinite lives they are not subject to amortization.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

Income Taxes—The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Derivatives— The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities” (SFAS 138”), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in other comprehensive income, net of tax.

Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”), which is an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” (“APB 29”). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS 143, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This statement is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN 47 in 2005 and the adoption of FIN 47 did not have a material impact on the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS 154, “Accounting for Changes and Error Corrections” (“SFAS 154”), which is a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” This statement changes the requirements for the accounting for and reporting of all voluntary changes in accounting principle and in the instance that a pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS 154 will not have a material impact on its consolidated financial position or results of operations.

In June 2005, the FASB issued Emerging Issues Task Force Issue No. 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”(“EITF 04-05”). EITF 04-05 clarifies how general partners in a limited partnership should determine whether they control a limited partnership. A general partner of a limited partnership is presumed to control the limited partnership unless the limited partners have substantive kick-out rights or participating rights. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified, EITF 04-05 is effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-05 is effective for the first period in fiscal years beginning after December 15, 2005. The Company believes the adoption of EITF 04-05 will not have a material impact on its consolidated financial position or results of operations.

In June 2005, the FASB issued EITF 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-06”). EITF 05-06 defines the useful life for leasehold improvements acquired in a business combination, or purchased significantly after, and not contemplated at the beginning of the lease term. EITF 05-06 is effective for leasehold improvements purchased or acquired in reporting periods after June 29, 2005. The adoption of EITF 05-06 did not have a material impact on the Company’s consolidated financial position or results of operations.

3.                      LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2005	2004

Notes payable to National City Bank, due in various installments through November 2010, at interest rates between 3.99% and 8.72% per annum	$13,020,000	$10,768,000

Capital lease obligations payable to lessor, due in various installments through June 2008, at an imputed interest rate of 4.11%	1,161,000	1,594,000

Long-term debt, including current maturities	14,181,000	12,362,000
Less current maturities	4,873,000	5,111,000

Long-term debt	$9,308,000	$7,251,000

The notes payable to the bank are collateralized by equipment with an aggregate book value of $18,826,000. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio and a maximum debt to EBITDA ratio. The Company is in compliance with these covenants at December 31, 2005.

Maturities of the notes payable as of December 31, 2005 are as follows:

Year Ending
December 31

2006	$4,423,000
2007	3,638,000
2008	2,473,000
2009	2,288,000
2010	198,000

$13,020,000

Maturities of the capital lease obligations as of December 31, 2005 are as follows:

Year Ending
December 31

2006	$490,000
2007	490,000
2008	244,000

Total capital lease payments	1,224,000
Less amount representing interest	(63,000)

Present value of future minimum capital lease payments	$1,161,000

4.                      COMMITMENTS AND CONTINGENCIES

Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2005, 2004 and 2003 aggregated $1,319,000, $2,405,000, and $1,136,000, respectively.

5.                      ACCUMULATED COMPREHENSIVE INCOME

The Company has entered into two interest rate swap agreements, which are stated at fair value. The first agreement terminated in 2003, along with the associated debt agreement. The second agreement has a notional amount of $2,130,000 as of December 31, 2005. This agreement terminates in 2006, along with the associated debt agreement. Under these arrangements, the Company receives the one-month London InterBank Offered Rate (“LIBOR”) and pays a fixed rate of 6.25% and 6.97%, respectively. The net effect of the hedges was to record interest expense at fixed rates of 7.92% and 8.72%, respectively, as the debt incurs interest based on one-month LIBOR plus 1.67% and 1.75%, respectively. For the year ended December 31, 2005, 2004 and 2003 the Company recorded a net settlement amount of $54,000, $141,000, and $211,000, respectively. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. Changes in the fair value of these interest rate swaps are recognized as comprehensive income. The Company will continue to record subsequent changes in fair value of the swaps through comprehensive income during the period these instruments are designated as hedges.

6.                      INVESTMENT IN DIRECT FINANCING LEASE

In November 2003 the Company entered into an agreement to lease one of its MRI units. At inception of the agreement the Company had a note payable with National City Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in the long-term debt at December 31, 2005 and 2004. This transaction has been treated as a direct financing lease in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases." At inception of the lease the Company recorded an investment in direct financing lease of $1,095,000, net of unearned income of $86,000, representing the carrying value of the leased equipment. In August 2005, the MRI unit was upgraded and the lease amount increased to $1,341,000, net of unearned income of $161,000. As of December 31, 2005 and 2004 the balance of the net investment in direct financing lease was $1,255,000 and $881,000, net of unearned income of $151,000 and $70,000, respectively.

The future minimum lease payments of the direct financing lease as of December 31, 2005 are as follows:

Year Ending
December 31

2006	$269,000
2007	287,000
2008	307,000
2009	327,000
2010	216,000
Less: unearned income	(151,000)
$1,255,000

7.                      RELATED PARTY TRANSACTIONS

HNI is partially owned by two hospitals, Oaklawn Hospital (“Oaklawn”) and Bronson Methodist Hospital (“Bronson”), that purchase imaging services from the Company. The Company earned imaging revenues from these hospitals totaling $655,000, $774,000 and $1,547,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Accounts receivable from Oaklawn and Bronson aggregated $101,000 and $61,000 at December 31, 2005 and 2004, respectively.

The Company has a management agreement with Alliance to provide certain services, including management of promotional and marketing activities, management of all financial activities and long-term strategic planning, which includes new product and service development and introduction. The Company paid management services fees to Alliance totaling $1,243,000, $1,077,000, and $937,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company purchases, on an as-needed basis, all technical, accounting, billing and other support services from Alliance. Other support services include development of informational databases for regulatory compliance. The Company paid $264,000, $196,000, and $166,000 for these services for the years ended December 31, 2005, 2004 and 2003, respectively. Other liabilities include $683,000 and $409,000 owed to Alliance at December 31, 2005 and 2004, respectively, for reimbursable expenses paid by Alliance on the Company’s behalf. These amounts are settled monthly.

The Company rented MRI and CT diagnostic imaging equipment to Alliance on an as-needed basis during 2005, 2004 and 2003. The equipment rental revenue totaled $233,562, $66,000, and $31,000 in 2005, 2004 and 2003, respectively.

The Company has a management agreement with HNI to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers and developing new capital sources. Management fees paid totaled $527,000, $445,000, and $383,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2001, the Company entered into a 60-month lease with DIAA to provide MRI diagnostic imaging equipment to DIAA. The lease revenue from DIAA totaled $545,000 in 2005, 2004 and 2003.

Beginning in 2001, the Company rented MRI diagnostic imaging equipment from DIAA on an as-needed basis. The equipment rental expense totaled $1,309,000, $1,279,000, and $879,000 in 2005, 2004 and 2003, respectively.

The Company manages DIAA and receives a management fee from DIAA. Management services include management of promotional and marketing activities, management of all financial activities and long-term strategic planning. DIAA paid $96,000 to the Company for management services for each of the years ended December 31, 2005, 2004 and 2003.

* * * * * *